As filed with the Securities and Exchange Commission on December 6, 2019
Registration File No. 333-220480
Registration File No. 811-23289
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
☒   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒   Post-Effective Amendment No. 10
☒    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒    Amendment No. 12
ANGEL OAK STRATEGIC CREDIT FUND
(Exact Name of Registrant as Specified in Charter)
3344 Peachtree Road NE, Suite 1725
Atlanta, Georgia 30326
(Address of Principal Executive Offices)
Registrant's Telephone Number, including Area Code: (404) 953-4900
Dory S. Black, Esq., President
c/o Angel Oak Capital Advisors, LLC
3344 Peachtree Rd. NE, Suite 1725
Atlanta, GA 30326
(Name and Address of Agent for Service)
Copies of information to:
Douglas P. Dick
Stephen T. Cohen
Dechert LLP
1900 K Street NW
Washington, DC 20006
Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.
 If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
                      It is proposed that this filing will become effective (check appropriate box):
                      ☐ when declared effective pursuant to section 8(c).
☐ immediately upon filing pursuant to paragraph (b) of Rule 486.
☒ on January 13, 2020, pursuant to paragraph (b) of Rule 486.
☐ 60 days after filing pursuant to paragraph (a) of Rule 486.
☐ on (date) pursuant to paragraph (a) of Rule 486.
☒ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE
Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (the "Amendment") was filed pursuant to paragraph Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), and would have become effective on September 1, 2019.

Post-Effective Amendment No. 6 was filed pursuant to Rule 486(b)(1)(iii) under the Securities Act for the sole purpose of designating October 1, 2019, as the new date upon which the Amendment would have become effective.

Post-Effective Amendment No. 7 was filed pursuant to Rule 486(b)(1)(iii) under the Securities Act for the sole purpose of designating October 15, 2019, as the new date upon which the Amendment would have become effective.

Post-Effective Amendment No. 8 was filed pursuant to Rule 486(b)(1)(iii) under the Securities Act for the sole purpose of designating November 14, 2019, as the new date upon which the Amendment would have become effective.

Post-Effective Amendment No. 9 was filed pursuant to Rule 486(b)(1)(iii) under the Securities Act for the sole purpose of designating December 14, 2019, as the new date upon which the Amendment would have become effective.

This Post-Effective Amendment No. 10 is being filed pursuant to Rule 486(b)(1)(iii) under the Securities Act for the sole purpose of designating January 13, 2020, as the new date upon which the Amendment shall become effective.

Parts A, B, and C of the Amendment are incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all requirements for effectiveness pursuant to Rule 486(b)(1)(iii) and has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and State of Georgia on the 6th day of December, 2019.
ANGEL OAK STRATEGIC CREDIT FUND

(A Delaware statutory trust)

By:	/s/ Dory S. Black
Dory S. Black
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Alvin R. Albe, Jr.*	Trustee	12/6/2019
Alvin R. Albe, Jr.

/s/ Ira P. Cohen*	Trustee	12/6/2019
Ira P. Cohen

/s/ Keith M. Schappert*	Trustee	12/6/2019
Keith M. Schappert

/s/ Sreeniwas V. Prabhu*	Trustee	12/6/2019
Sreeniwas V. Prabhu

/s/ Andrea N. Mullins*	Trustee	12/6/2019
Andrea N. Mullins

/s/ Samuel R. Dunlap, III*	Trustee	12/6/2019
Samuel R. Dunlap, III

/s/ Dory S. Black	President	12/6/2019
Dory S. Black

/s/ Daniel Fazioli	Treasurer, Principal Financial Officer and Principal Accounting Officer	12/6/2019
Daniel Fazioli

*By:	/s/ Dory S. Black
Dory S. Black
Attorney-in-Fact pursuant to Powers of Attorney